UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Jan Bootsma
Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1
Curaçao, Dutch Caribbean
Tel: +5999 461 0140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech Ventures II L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person PN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech Ventures G.P. (Guernsey) Limited.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person PN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jan Bootsma

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Dutch

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person IN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pascal Mahieux

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization French

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person IN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ben Morgan

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person IN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Martin Muenchbach

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization German and Swiss

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,628,969 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,628,969 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,969 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%(1)

14.	Type of Reporting Person IN

(1) The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

The percentage is calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D)) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members (as defined below), as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.93%.

Schedule 13D (Amendment No. 1)

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on May 27, 2011 (the “Original Schedule 13D”), as amended by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on December 29, 2011 (as amended, the “Existing Schedule 13D”).

Amendment No. 2 is filed to report an increase in the number of shares of Common Stock and a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the purchase of shares of capital stock of the Issuer by BB Biotech Ventures II L.P. (“BBBV LP”) and by certain of the Separately Filing Group Members and the issuance of shares of capital stock of the Issuer to another Separately Filing Group Member pursuant to a stock dividend (each as further described in Item 3 below).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Existing Schedule 13D.  Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among the Issuer (under its former name of MPM Acquisition Corp.), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (the “Former Operating Company”), MergerCo merged with and into the Former Operating Company, with the Former Operating Company remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of the Former Operating Company’s common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Former Operating Company Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Issuer’s Common Stock, par value $.0001 per share (the “Common Stock”) and each outstanding share of Former Operating Company Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Issuer’s Preferred Stock, par value $.0001 per share (the “Preferred Stock”) as consideration for the Merger.  Each share of the Preferred Stock was initially convertible at the time of issuance thereof into ten (10) shares of the Common Stock.

Pursuant to a Stock Issuance Agreement (as defined below), Nordic Bioscience Clinical Development VII A/S (“Nordic”) agreed, on March 29, 2011, to purchase the equivalent of €371,864 of Series A-5 Preferred Stock of the Former Operating Company at $8.142 per share, and the Former Operating Company sold 64,430 shares of its Series A-5 Preferred Stock to Nordic on May 17, 2011 for proceeds of $525,154.  These shares were exchanged in the Merger for an aggregate of 6,443 shares of the Issuer’s Series A-5 Stock.

Following the Merger on May 17, 2011, the Board approved a transaction pursuant to which the Former Operating Company merged with and into the Issuer, leaving the Issuer as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Issuer relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form Merger and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (as amended, the “Series A-1 Stock Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares (the “Stage II Series A-1 Shares”) of its Series A-1 Convertible Preferred Stock, par value $.0001 per share (the “Series A-1 Stock”), to the Investors.  Such shares were issued in connection with the consummation of the Stage II Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,427,952.76.  On December 14, 2011, pursuant to the terms of the Stock Purchase Agreement, the Issuer issued an aggregate of 263,180 shares (the “Stage III Series A-1 Shares” and together with the Stage II Series A-1 Shares, the “Series A-1 Shares”) of its Series A-1 Stock, to the Investors.  Such shares were issued in connection with the consummation of the Stage III Closing contemplated by the Series A-1 Stock Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21,428,115.60.

On April 23, 2013 and May 10, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 701,235 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,753,091 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “Series B Securities”).  Such Series B Securities were issued in connection with the consummation of the Initial Closing and the Second Closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,069,853.70.  The issuance of the Series B Securities resulted in an adjustment to the conversion price (the “Initial Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Convertible Preferred Stock par value $.0001 per share (the “Series A-2 Stock”), and Series A-3 Convertible Preferred Stock, par value $.0001 per share (the “Series A-3 Stock”), is convertible into shares of Common Stock.  As a result of the Initial Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $8.142 to $7.627.  Accordingly, following the issuance of the Series B Securities, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was convertible into 10.675 shares of Common Stock.

On December 31, 2013, the Board declared a dividend (the “Series A-6 Dividend”) of seventy-seven (77) shares of Series A-6 Stock on and in respect of each share of Series A-5 Stock outstanding at the close of business on such date, resulting in the issuance to Nordic on such date of 496,111 shares of Series A-6 Stock.  Each share of Series A-6 Stock is convertible into ten (10) shares of Common Stock.

On February 14, 2014, February 19, 2014 and February 24, 2014, pursuant to the terms of that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B-2 Stock Purchase Agreement”), dated as of February 14, 2014, among the Issuer and the investors referenced therein (the “Series B-2 Investors”), the Issuer issued to the Series B-2 Investors (i) an aggregate of 417,615 shares (the “Series B-2 Shares”) of its Series B-2 Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,044,039 shares of Common Stock (the “New Warrants” and together with the Series B-2 Shares, the “Series B-2 Securities”).  Such Series B-2 Securities were issued in connection with the consummation of the Initial Closing and a Subsequent Closing contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $25,649,913.30.  The issuance of the Series B-2 Securities resulted in a further adjustment to the conversion price (the “Subsequent Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into shares of Common Stock.  As a result of the Subsequent Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock was reduced from $7.627 to $7.464.  Accordingly, following the issuance of the Series B-2 Securities, each share of Series A-1 Stock, Series A-2 Stock and Series A-3 Stock is convertible into 10.908 shares of Common Stock.

Following the Merger, the Short-Form Merger, the issuance of all Series A-1 Shares pursuant to the terms of the Series A-1 Stock Purchase Agreement, the issuance of all Series B Securities pursuant to the Series B Stock Purchase Agreement, the Series A-6 Dividend, the issuance of all Series B-2 Securities pursuant to the Series B-2 Stock Purchase Agreement and the Subsequent Anti-Dilution Adjustment, and assuming the conversion into Common Stock of all issued and outstanding shares of Preferred Stock of the Issuer, BBBV LP owns 6.35% of the Issuer’s outstanding capital stock, with 2,517,033 shares of Common Stock issuable to BBBV LP upon the conversion of 234,472 shares of Preferred Stock held by BBBV LP.  An aggregate of 111,936 shares of Common Stock are also issuable to BBBV LP upon the exercise of Warrants and New Warrants held by BBBV LP.

Item 4.  Purpose of Transaction

The first and second paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

BBBV LP acquired all of the shares of Issuer held by it (the “BBBV LP Shares”) for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, BBBV LP is the record owner of the BBBV LP Shares.  As the general partner of BBBV LP, BBBV Limited may also be deemed to own beneficially the BBBV LP Shares.  As the directors of BBBV Limited, each of Bootsma, Mahieux and Morgan may also be deemed to own beneficially the BBBV LP Shares.  As the Senior Investment Advisor Private Equity at BAM AG, Muenchbach may also be deemed to own beneficially the BBBV LP Shares.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.

Each of the Reporting Persons, except BBBV LP in the case of the BBBV LP Shares, disclaims beneficial ownership of the BBBV LP Shares except to the extent of their pecuniary interest therein, if any.

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule A attached to this Amendment No. 1 sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

BBBV LP is a party to the Fourth Amended and Restated Stockholders’ Agreement, dated as of February 14, 2014, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 3

Fourth Amended and Restated Stockholders’ Agreement, dated as of February 14, 2013, by and among the Issuer and the stockholders party thereto (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2014

BB BIOTECH VENTURES L.P.

By:	BB Biotech Ventures GP (Guernsey) Limited

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

BB BIOTECH VENTURES GP (GUERNSEY) LIMITED

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

/s/ Jan Bootsma
Jan Bootsma

/s/ Pascal Mahieux
Pascal Mahieux

/s/ Ben Morgan
Ben Morgan

/s/ Martin Muenchbach
Martin Muenchbach

[Signature Page to Joint Filing Agreement]

Schedule A

Certain Information Regarding the Separately Filing Group Members(1)

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
F2 Bioscience III, L.P.	3,256,270	8.2%	82.2%
F2 Bioscience IV L.P.	2,279,380	5.7%	76.4%
F2 Bio Ventures V L.P.	1,107,130	2.8%	61.1%
MPM Bioventures III, L.P.	381,279	1.0%	30.9%
MPM Bioventures III-QP, L.P.	5,670,881	14.3%	87.0%
MPM Bioventures III GMBH & Co. Beteiligungs KG	479,246	1.2%	36.0%
MPM Bioventures III Parallel Fund, L.P.	171,219	0.4%	16.8%
MPM Asset Management Investors 2003 BVIII LLC	109,756	0.3%	11.4%
MPM Bio IV NVS Strategic Fund, L.P.	3,975,568	10.0%	82.5%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,129,509	7.9%	78.1%
HealthCare Ventures VII, L.P.	2,492,702	6.3%	75.8%
OBP IV — Holdings LLC	2,003,242	5.1%	69.9%
mRNA II - Holdings LLC	20,069	0.1%	2.2%
Healthcare Private Equity Limited Partnership	834,511	2.1%	48.7%
Biotech Growth N.V.	2,967,894	7.5%	79.3%
Ipsen Pharma SAS	188,998	0.5%	17.7%
Brookside Capital Partners Fund, L.P.	2,153,834	5.4%	72.8%
Nordic Bioscience Clinical Development VII A/S	5,025,540	12.7%	85.1%
Julianne Glowacki PhD	93	0.0%	0.0%
Raymond F. Schinazi	63,934	0.2%	7.4%
David E. Thompson Revocable Trust	22,604	0.1%	2.5%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.0%	0.9%
H. Watt Gregory III	15,280	0.0%	1.7%*
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	8,177	0.0%	0.9%
The Breining Family Trust Dated August 15, 2003	4,659	0.0%	0.5%
Dennis A. Carson	533	0.0%	0.1%
The Jonnie K. Westbrook Revocable Trust, Dated March 17,	363	0.0%	0.0%

(1)All references to the number of shares outstanding are based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.  Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D).  Shares listed as beneficially owned in this table exclude shares held by any Reporting Persons or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

(2) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

2000, Jonnie K. Westbrook, Trustee
Stavros C. Manolagas	91,040	0.2%	10.4%
Michael Rosenblatt MD	44,803	0.1%	5.1%
Patricia E. Rosenblatt	43,028	0.1%	4.9%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05	20,291	0.1%	4.8%
John Thomas Potts MD	48,942	0.1%	5.6	%**
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	0.1%	4.6%
John A. Katzenellenbogen PhD	15,627	0.0%	1.8%
Bart Henderson	30,468	0.1%	3.5%
Board of Trustees of the University of Arkansas	17,333	0.0%	2.0%
Benjamin C. Lane	8,125	0.0%	0.9%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.0%	0.6%
H2 Enterprises, LLC	5,124	0.0%	0.6%
Stavroula Kousteni PhD	421	0.0%	0.0%
Robert L. Jilka PhD	572	0.0%	0.1%
Robert S. Weinstein MD	421	0.0%	0.0%
Teresita M. Bellido PhD	234	0.0%	0.0%
Dotty Paquin	891	0.0%	0.1%
Thomas E. Sparks Jr.	883	0.0%	0.1%
Samuel Ho	833	0.0%	0.1%
Charles O’Brien PhD	140	0.0%	0.0%
Alwyn Michael Parfitt MD	280	0.0%	0.0%
Barnett Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen PhD	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Socrates E. Papapoulos MD	93	0.0%	0.0%
Tonya D. Goss	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.0%	0.3%
Jonathan Guerriero	14,666	0.0%	1.7%
E. Kelly Sullivan	937	0.0%	0.1%
Cecil Richard Lyttle	66,666	0.2%	47.9	%***
Louis O’Dea	193,087	0.5%	22.0%
Brian Nicholas Harvey	30,000	0.1%	21.6	%****
Christopher Miller	63,853	0.2%	7.3%
Christopher K. Glass, M.D.	1,332	0.0%	0.2%
Maria Grunwald	13,634	0.0%	1.6%
Kathleen Welch	9,050	0.0%	1.0%

* Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

** Calculation of beneficial ownership percentage includes 23,048 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014.

*** Calculation of beneficial ownership percentage includes 680,317 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014.

**** Calculation of beneficial ownership percentage includes 203,432 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of February 19, 2014.